UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16117M305

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16117M305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,838,718 (1) (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 28,838,718 (1) (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,838,718 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 26.1% (3)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 1,083,296 warrants to purchase shares of Class A common stock exercisable in the next 60 days.

(2) Subject to certain restrictions contained in the Voting Agreement between Comcast Corporation and Liberty Media Corporation, dated as of April 25, 2014, as amended by the Assignment and Assumption Agreement by and among Comcast Corporation, Liberty Media Corporation and the Reporting Person, dated as of October 2, 2014. See Item 6 of this Statement.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock outstanding is 110,351,617, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on October 31, 2014 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

Item 1.  Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”).  The principal executive offices of the Issuer are located at 400 Atlantic Street, 10th Floor, Stamford, Connecticut 06901.

Item 2.  Identity and Background

(a) - (c)

This Statement is being filed by Liberty Broadband Corporation (the “Reporting Person”). The Reporting Person is filing this Statement to report its acquisition on November 4, 2014 (the “Effective Date”) of (i) 27,755,422 shares of Common Stock and (ii) warrants to purchase 1,083,296 shares of Common Stock of the Issuer, as a result of the contribution (the “Contribution”) and the subsequent spin-off transaction (the “Spin-Off”), which was completed on the Effective Date.  In the Contribution, Liberty Media Corporation, the Reporting Person’s former parent company (“Liberty”), contributed all shares of Common Stock and warrants to purchase Common Stock beneficially owned by it to the Reporting Person, together with certain other assets and businesses. In the Spin-Off, Liberty distributed to the holders of its common stock, by means of a dividend, Liberty’s entire equity interest in the Reporting Person.  As a result of the Contribution and the Spin-Off, the Reporting Person became a separate, publicly traded company and 100% of Liberty’s interest in the Issuer is now held by the Reporting Person.

The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.  The Reporting Person is a holding company and its principal business, assets and liabilities consist of its approximate 26.1% ownership interest in the Issuer, its 100% ownership of its operating subsidiary, TruePosition, Inc. and a minority equity investment in Time Warner Cable Inc.

(d) - (f)

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the shares of Common Stock and warrants to purchase shares of Common Stock reported on this Statement on November 4, 2014 pursuant to the Contribution and the Spin-Off.

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities described in this Statement on the Effective Date pursuant to the Contribution and the Spin-Off and currently intends to hold such shares for investment purposes.  Each of John C. Malone, Chairman of the Board of Directors and a Director of each of Liberty and the Reporting Person, Gregory B. Maffei, President and Chief Executive Officer and a Director of each of Liberty and the Reporting Person, Balan Nair, Executive Vice President and Chief Technology Officer of Liberty Global plc, and Michael Huseby, Chief Executive Officer of Barnes & Noble, Inc., are members of the Issuer’s Board of Directors.  Messrs. Malone, Maffei, Nair and Huseby had been serving as directors of the Issuer as designated by Liberty, and continue to serve as directors of the Issuer as designated by the Reporting Person pursuant to the Amendment to the Stockholders Agreement (as defined below) following the Spin-Off.

Other than as set forth in this Statement, including in Item 6, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of this Statement.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 28,838,718 shares of Common Stock, including warrants to purchase 1,083,296 shares of Common Stock.  The 28,838,718 shares of Common Stock constitute approximately 26.1% of the outstanding shares of Common Stock, based on 110,351,617 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed with the SEC on October 31, 2014 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b) The Reporting Person has the sole power to vote or to direct the voting of 28,838,718 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Stockholders Agreement and the Voting Agreement (each as defined below), each as described in Item 6 of this Statement.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

Stockholders Agreement, As Amended. In anticipation of and in connection with the Spin-Off, Liberty, the Issuer and the Reporting Person entered into an Amendment, dated September 29, 2014 (the “Amendment”), to the Stockholders Agreement, dated March 19, 2013, between Liberty and the Issuer (the “Stockholders Agreement”), pursuant to which Liberty assigned, and the Reporting Person assumed, the rights, benefits and obligations of Liberty under the Stockholders Agreement. The Amendment provides, among other things (as described in more detail below), that the Reporting Person will be substituted for Liberty as the “Investor” for all purposes under the Stockholders Agreement.

Pursuant to the Stockholders Agreement, as amended, the Reporting Person has the right to designate up to four directors (the “director designees”) for election to the Issuer’s board of directors (the “Issuer Board”) for election at its 2015 annual meeting of stockholders, and the Issuer and the Issuer Board, including the Nominating and Corporate Governance Committee of the Issuer, will cause such director designees to be included in management’s slate of nominees for election to the Issuer Board.  The Issuer will use reasonable best efforts, and will use reasonable best efforts to cause the Issuer Board and the Nominating and Corporate Governance Committee to, cause the election of each director designee to the Issuer Board.  The Issuer and the Issuer Board also agreed to cause the appointment of one director designee to serve on each of the Nominating and Corporate Governance, Audit and Compensation and Benefits Committees of the Issuer Board, provided that the applicable director designee meets the independence and other qualifications for membership on those committees. So long as (x) the Reporting Person owns in excess of 5% of the Issuer’s voting securities and (y) the Issuer complies with its obligation to include the director designees on management’s slate of nominees for election to the Issuer Board and appoints the director designees to the committees of the Issuer Board as provided in the Stockholders Agreement, the Reporting Person has agreed to vote its shares of Common Stock in accordance with the recommendation of the Nominating and Corporate Governance Committee of the Issuer Board with respect to the election or removal of directors. The Issuer can elect, by notice to the Reporting Person following the fifth business day and prior to the tenth business day of January 2016, to terminate the obligation to nominate the director designees to the Issuer Board and, in such event, the standstill provisions (other than the cap on ownership of Common Stock) noted below will also terminate. Beginning in 2017, the Reporting Person and the Issuer will each have an annual right to terminate the board nomination and standstill obligations (other than the cap on ownership of Common Stock) by delivering notice to the other party of such termination by the tenth business day of January of such year.

Pursuant to the Stockholders Agreement, as amended, the Reporting Person has agreed, subject to certain exceptions, to certain customary standstill provisions.  Such provisions prohibit the Reporting Person, its controlled affiliates and its representatives from, among other things, engaging in any solicitation of proxies or consents relating to the election of directors with respect to the Issuer; proposing any matter for submission to a vote of stockholders of the Issuer or seeking to call a meeting of the stockholders of the Issuer; forming, joining, encouraging the formation of, or engaging in discussions relating to the formation of, or participating in, any group of persons (other than a group comprised solely of the Reporting Person and its affiliates) that would be required to file a statement on Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act; or taking any action, alone or in concert with others, or making any public statement not approved by the Issuer Board, in each case, to seek to control or influence the management, the Issuer Board or the policies of the Issuer or any of its subsidiaries other than, in each case, through participation on the Issuer Board and the applicable committees pursuant to the Stockholders Agreement as amended. These standstill limitations will cease to apply to the Reporting Person beginning in January 2016 if the Issuer elects to terminate its obligation to nominate its designees for election at the 2016 annual meeting of stockholders, as described above. In addition, the standstill limitations will cease to apply once the Reporting Person owns less than 5% of the Common Stock and upon termination by either party beginning in 2017 as described above.  The standstill limitations also cease to apply upon the occurrence of certain events set forth in the Stockholders Agreement, including the Issuer’s solicitation of proposals (without similarly soliciting the Reporting Person) or entry into a definitive agreement, in each case, for a change of control transaction or a third party commences a tender or exchange offer for at least 50.1% of the Common Stock which would result in a change of control of the Issuer and which offer is not opposed by the Issuer.

In addition, subject to certain exceptions, the Reporting Person has agreed that it will not, directly or indirectly, acquire voting securities of the Issuer if, after giving effect to such acquisition, the Reporting Person, its controlled affiliates and representatives would hold in excess of 35% of the Issuer’s outstanding voting securities prior to January 2016 and in excess of 39.99% thereafter.

Prior to Liberty’s acquisition of the Common Stock, the Issuer Board approved (x) each of Liberty and certain current and future related persons (including the Reporting Person) as an “interested stockholder” and (y) the acquisition by such persons of Common Stock, in each case, for purposes of Section 203 of the DGCL.  In connection with the Spin-Off and as prescribed in the Stockholders Agreement, the Issuer Board has subsequently approved (x) each of the Reporting Person and certain current and future related persons as an “interested stockholder” and (y) the acquisition by such persons of Common Stock, in each case, for purposes of Section 203 of the DGCL.

The Reporting Person is permitted to transfer its ownership interest in the Issuer to third parties or to a Qualified Distribution Transferee in a Distribution Transaction (each as defined in the Stockholders Agreement).  In the case of a Distribution Transaction, the Issuer has agreed to approve the Qualified Distribution Transferee and certain related persons as an “interested stockholder” under Section 203 of the DGCL.  The Issuer has agreed to not adopt a poison pill that would preclude (i) the Reporting Person’s, or, pursuant to a Distribution Transaction, a Qualified Distribution Transferee’s, accumulation of the Issuer’s voting securities up to and including a percentage equal to or less than 39.99%, and (ii) in the event that the Reporting Person transfers all or such portion of its voting securities in a single block to a third party such that the Reporting Person holds less than 15% of the outstanding voting securities of the Issuer following such transfer, such third party transferee’s accumulation of the Issuer’s voting securities in such transfer up to and including a percentage less than or equal to 35%.

Additional Effects of the Amendment. In addition to substituting the Reporting Person for Liberty as the Investor under the Stockholders Agreement, the Amendment also provides that, effective upon the consummation of the Charter Reorganization (as defined below), New Charter (as defined below) will be substituted for the Issuer for all purposes under the Stockholders Agreement and the term “Company Common Stock” will refer to the class or series of common stock or other securities of New Charter issued to the shareholders of the Issuer in connection with the Charter Reorganization. Prior to the effectiveness of the Charter Reorganization, the Issuer will cause New Charter to approve the Reporting Person and certain related persons as an “interested stockholder” under Section 203 of the DGCL.

Voting Agreement

Background. On April 28, 2014, Comcast Corporation (“Comcast”) and the Issuer disclosed that, on April 25, 2014, they had entered into a binding term sheet (the “Transaction Agreement”), which contemplates three transactions: (1) a contribution and spin-off transaction, (2) an asset exchange and (3) a purchase of assets (collectively, the “Transactions”).

Pursuant to the Transaction Agreement, a wholly owned subsidiary of the Issuer (“New Charter”) will convert into a corporation and thereafter, a newly formed, wholly owned subsidiary of New Charter will merge with and into the Issuer with the effect that all shares of the Issuer will be converted into shares of New Charter and New Charter will survive as the publicly-traded parent company of the Issuer (the “Charter Reorganization”).  Another newly formed, wholly owned subsidiary of New Charter will merge with and into a former wholly owned subsidiary of Comcast (“SpinCo”) which will hold and operate certain systems currently owned by Comcast and which will be spun-off as described in clause (1) of the definition of Transactions above, with SpinCo surviving (the “Merger”).  In the Merger, (i) New Charter will acquire certain SpinCo shares, and (ii) in exchange for such SpinCo shares, the SpinCo shareholders will receive New Charter shares (the issuance of such New Charter shares, the “Stock Issuance”).

Comcast has disclosed that the Transactions are expected to be closed substantially contemporaneously with each other and will be consummated as promptly as practicable following the merger of a subsidiary of Comcast with Time Warner Cable Inc., a Delaware corporation (“TWC”), pursuant to the Agreement and Plan of Merger dated as of February 12, 2014, by and among Comcast, TWC and Tango Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Comcast (the “Comcast-TWC Merger Agreement”), as previously announced by Comcast and TWC.

Voting Agreement. On April 25, 2014, concurrently with the execution of the Transaction Agreement, Liberty entered into a voting agreement (the “Voting Agreement”) with Comcast. In anticipation of and in connection with the Spin-Off, Liberty, Comcast and the Reporting Person entered into an Assignment and Assumption Agreement, dated October 2, 2014 (the “Assignment and Assumption of Voting Agreement”), pursuant to which, effective immediately upon the Spin-Off, the Reporting Person assumed all of Liberty’s obligations and succeeded to Liberty’s rights under the Voting Agreement, subject to Liberty’s continuing obligations with respect to certain provisions of the Voting Agreement.

Pursuant to the Voting Agreement, the Reporting Person is obligated, among other things, to vote all of its shares of Common Stock in favor of the Stock Issuance and any other matters for which the approval of the Issuer’s stockholders is reasonably necessary to consummate the transactions contemplated by the Transaction Agreement, and against any actions that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Transaction Agreement. The Reporting Person agrees, subject to certain exceptions, not to transfer its shares of Common Stock during the term of the Voting Agreement. The Reporting Person further agrees that, subject to certain exceptions, neither it nor certain related entities will knowingly acquire ownership of any SpinCo stock prior to the second anniversary of the Merger.

The Voting Agreement will terminate upon the earliest of (i) immediately prior to the consummation of the Transactions; (ii) the termination of the Transaction Agreement in accordance with its terms; (iii) the date on which the Transaction Agreement is modified, amended or supplemented, or any waiver is granted thereunder, which (A) is reasonably likely to have an adverse effect (other than a de minimis adverse effect) upon the Reporting Person’s rights and benefits under the Voting Agreement or the Stockholders Agreement with the Issuer; (B) is reasonably likely to create any new or additional obligations upon the Reporting Person; or (C) changes or modifies the formulas to be used in connection with the calculation of the New Charter shares to be issued to the shareholders of Comcast, if such changes or modifications are reasonably likely to result in a material increase in the number of New Charter shares to be issued to the shareholders of Comcast as compared to the number calculated to be issuable pursuant to the formulas included in the Transaction Agreement as of April 25, 2014; (iv) the valid termination of the Comcast-TWC Merger Agreement in accordance with its terms; (v) at any meeting of stockholders of the Issuer at which a vote of the Issuer’s stockholders is taken on the Stock Issuance and the Stock Issuance is not approved by the requisite voting percentage; and (vi) the earlier of (A) 150 days after completion of the Comcast-TWC transaction and (B) August 12, 2015.

The foregoing summaries of each of the Stockholders Agreement, the Amendment, the Voting Agreement and the Assignment and Assumption of Voting Agreement are qualified by reference to the full text of each such document, which documents are incorporated by reference as exhibits to this Statement.

Margin Loans

On October 30, 2014 (the “Closing Date”), in connection with and in advance of the Spin-Off, a wholly-owned special purpose subsidiary of the Reporting Person (“BroadbandSPV”) entered into two margin loan agreements (the “Margin Loan Agreements”) with each of the lenders party thereto. The Margin Loan Agreements permit BroadbandSPV, subject to certain funding conditions, to borrow term loans up to an aggregate principal amount equal to $400 million (the “Margin Loans”), of which BroadbandSPV borrowed $320 million on October 31, 2014 (the “Funding Date”) and has $80 million available to borrow after the Funding Date. The maturity date of the Margin Loans will be 3 years after the Closing Date. $300 million of the amount borrowed pursuant to the Margin Loan Agreements (less certain expenses incurred in connection with the Margin Loans) was distributed to Liberty prior to the Spin-Off.

BroadbandSPV’s obligations under the Margin Loan Agreements are fully and unconditionally guaranteed solely by the Reporting Person. In addition, BroadbandSPV’s obligations are secured by first priority liens on a portion of the Reporting Person’s ownership interest in the Issuer sufficient for BroadbandSPV to meet its loan to value requirement under the Margin Loan Agreements (the “Pledged Stock”). If BroadbandSPV defaults on its obligations under the Margin Loan Agreements, each lender can declare all borrowings outstanding under the Margin Loan Agreements, together with any accrued and unpaid interest thereon, to be immediately due and payable, and if BroadbandSPV and the Reporting Person are unable to pay such amounts on the due date thereof, such lender may foreclose on that portion of the Pledged Stock securing its respective Margin Loan and any other collateral that then secures BroadbandSPV’s obligations to such lender, exercise any and all other rights such lender may have against BroadbandSPV at law or in equity and may pursue the rights of such lender under the guarantees of the Reporting Person.

Borrowings under the Margin Loan Agreements bear interest at a per annum rate equal to the 3-month (or lesser period if applicable in connection with a borrowing) LIBOR rate plus a per annum spread of 1.55%, unless it is unlawful for the applicable lender to fund or maintain loans based on LIBOR or there are material restrictions on the applicable lender to do so, in which case borrowings under the Margin Loan Agreements will bear interest at the average of (i) the federal funds rate plus 1/2 of 1% and (ii) the published prime rate, plus .55%. Interest will be payable quarterly in arrears beginning on December 31, 2014.

BroadbandSPV may prepay the Margin Loans at any time, subject to certain notice requirements and an early termination premium if the BroadbandSPV prepays all or any portion of the Margin Loans prior to the date that is 12 months after the Closing Date of such loans. The Margin Loan Agreements require mandatory prepayments, together with the payment of the early termination premium, if applicable, or, in some cases, the posting of additional collateral upon the occurrence of certain events that are customary for margin loans of this type.

The Margin Loan Agreements contain various affirmative and negative covenants that restrict the activities of BroadbandSPV (including, with limited exceptions, the incurrence of additional indebtedness by BroadbandSPV) and, in some cases, the Reporting Person, as guarantor. The Margin Loan Agreements do not include any financial covenants. The Margin Loan Agreement contains events of default that are customary for margin loans of this type, including upon the occurrence of the following events (and subject to customary cure periods and materiality thresholds):

•        failure to pay principal, interest or other amounts due under the Margin Loan Agreements (including margin calls or other mandatory prepayments);

•        failure to observe covenants or other agreements or inaccuracy of representations or warranties under the Margin Loan Agreements;

•        failure to give notice to the administrative agent upon the occurrence of certain events;

•        insolvency and related occurrences or events of insolvency with respect to BroadbandSPV or the Reporting Person;

•        judgments entered against BroadbandSPV or the Reporting Person above certain thresholds;

•        failure of enforceability or invalidity of the Margin Loan documents or the effectiveness of the liens created under the Margin Loan documents;

•        approval by the Issuer of amendments to its organizational documents that would restrict the lenders’ ability to foreclose on and sell the Issuer shares pledged under the Margin Loan documents;

•        default by the Reporting Person under the guarantee agreements it will enter into with respect to BroadbandSPV’s obligations under the Margin Loan Agreements; and

•        default by BroadbandSPV or the Reporting Person under other agreements governing material indebtedness.

Item 7.  Material to be Filed as Exhibits

7(a)                          Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(b)                          Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 7(b) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on April 29, 2014).

7(c)                           Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(d)                          Assignment and Assumption Agreement, dated as of October 2, 2014, by and among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(e) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(e)                           Assistant Secretary’s Certificate.*

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2014	LIBERTY BROADBAND CORPORATION

	By:	/s/ Richard N. Baer
		Name:	Richard N. Baer
		Title:	Senior Vice President and General Counsel

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

 OF

LIBERTY BROADBAND CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation (“Broadband”) are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Broadband

Gregory B. Maffei	Chief Executive Officer, President and Director of Broadband

Donne F. Fisher	Director of Broadband

Richard R. Green	Director of Broadband

John E. Welsh III	Director of Broadband

Richard N. Baer	Senior Vice President and General Counsel of Broadband

Albert E. Rosenthaler	Senior Vice President of Broadband

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Broadband

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(b)

Voting Agreement, dated as of April 25, 2014, between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 7(b) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on April 29, 2014).

7(c)

Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(d)

Assignment and Assumption Agreement, dated as of October 2, 2014, by and among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(e) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(e)	Assistant Secretary’s Certificate.*

* Filed herewith.